April 10, 2009

Matthew A. Packey
Senior Vice President and
Chief Financial Officer
Tree.com, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

Re:

        Item 4.01 Form 8-K and Form 8-K/A filed March 25, 2009 and April 6, 2009
        File No. 1-34063

Dear Mr. Packey:

        We have completed our review of your Form 8-Ks and have no further comments at this time.

                       Sincerely,

                       Chris Harley
                       Staff Accountant